Star Equity Fund Comments on Servotronics Initiating Review of Strategic
Initiatives
Star Equity Fund Has Repeatedly Called on Company to Explore Strategic Alternatives Since 2022

Old Greenwich, CT – March 25, 2025 – Star Equity Fund, LP (“Star Equity Fund” or “we”), an investment fund focused on unlocking shareholder value by engaging with management teams across its portfolio companies, comments today on Servotronics, Inc.’s (NYSE American: SVT) (“Servotronics” or the “Company”) recent announcement that its Board of Directors (the “Board”) has commenced a review of strategic alternatives.

Star Equity Fund has pushed for change at Servotronics since 2022

In our press releases, SEC filings, and open letters to the Company’s Board, issued throughout 2022 and 2023, we repeatedly asked SVT’s Board to take necessary steps to improve corporate governance and maximize shareholder value, starting with hanging the composition of the Board. We argued that the incumbent Board, who had overseen a long period of value destruction, poor financial and operating performance, and terrible corporate governance, lacked the experience, judgement, and expertise required to improve performance and drive shareholder value creation at SVT. Since 2022, we believe our campaign, including our 2022 and 2023 director nominations, caused the Board to take several shareholder-friendly steps it would not have taken independently, including the addition of new independent directors and significant shareholders Evan Wax and Brent Baird, the resignation of non-qualified directors, and the termination of its poison pill. Star Equity Fund also urged the Board to undertake additional initiatives, including the divestiture of its non-core Consumer Products division, which the Company ultimately sold in August 2023, as well as called on the Company’s Board to conduct a strategic review for ALL assets in May 2023.

Change should have been initiated sooner

We are pleased to see that our efforts over the past three years have led to this review of strategic alternatives. We believe, however, this process should have been initiated much sooner. Furthermore, we do not believe the previous incumbent Board would have taken strategic steps of this nature had it not been for our shareholder advocacy campaign. The commencement of a strategic review is a good initial step, but just that – an initial step. The long-suffering shareholders and employees of Servotronics deserve to see real progress made in the coming months. We believe the Company’s Board must run a thorough and competitive a process focused on maximizing value for SVT’s shareholders. We believe SVT’s shares are substantially undervalued and the intrinsic value of Servotronics to a strategic buyer is substantially higher than the current SVT stock price. While we are pleased with the Board’s recent actions, we will continue to monitor the situation at Servotronics, and we remain committed to maximizing value for all SVT shareholders. Our goal is for Servotronics to be a thriving, well-regarded company where customers, employees, and shareholders all benefit from its products, services, and overall presence in the marketplace, and we believe our efforts are aligned with these objectives.

About Star Equity Fund, LP

Star Equity Fund, LP is an investment fund managed by Star Equity Holdings, Inc. Star Equity Fund seeks to unlock shareholder value by engaging and collaborating with management teams across its portfolio companies.

About Star Equity Holdings, Inc.

Star Equity Holdings, Inc. is a diversified holding company currently composed of three business divisions: Building Solutions, Energy Services, and Investments.

For more information contact:
Star Equity Fund, LP
Jeffrey E. Eberwein
Portfolio Manager
203-489-9501
jeff.eberwein@starequity.com

The Equity Group
Lena Cati
Senior Vice President
212-836-9611
lcati@equityny.com